Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com

July 26, 2013

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-11
Originally Filed July 12, 2013
File No. 333-189363

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated July 23, 2013, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Pre-Effective Amendment No. 2 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed four redlined copies of the Amendment for your review.

Appendix A

1.    It appears that your acquisitions of the Bixby Commons Shopping Center and the Jenks Reasor’s Shopping Center may each create a significant asset concentration such that financial information for each tenant may be necessary. Please advise. Refer to Section 2340 of the Financial Reporting Manual of the Division of Corporation Finance.

The Issuer has reviewed Section 2340 of the Financial Reporting Manual of the Division of Corporate Finance (the “Financial Reporting Manual”). This section provides that when a registrant has triple net leased one or more real estate properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor), and such properties represent a “significant” portion of the registrant’s assets, an investor may need to consider the lessee’s financial statements or other financial

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

July 26, 2013

information in order to evaluate the risk to the registrant from this asset concentration. An asset concentration is generally considered “significant” if it exceeds 20% of the registrant’s assets as of its most recent balance sheet.

In the Issuer’s case, two properties (Bixby Commons Shopping Center and Jenks Reasor’s Shopping Center) fall slightly over the 20% calculation (20-22%) as of March 31, 2013 (the Issuer’s most recent 10-Q balance sheet). While the financial information for one of the lessees is available online (although the company is not publicly traded), the other lessee has required the Issuer to execute a confidentiality and non-disclosure agreement prohibiting the Issuer from disclosing the lessee’s financial information. The Issuer’s management is under the opinion that the lessee will not grant a waiver from such confidentiality provisions.

As of June 30, 2013, each of these properties has fallen below the 20% threshold (17% and 18.29%). The Issuer believes that it has addressed the Staff’s concern by filing preliminary balance sheet data as of June 30, 2013 on Form 8-K and incorporating such information by reference into the Amendment. The Issuer’s believes that it has made all necessary adjustments for the preliminary balance sheet to be in accordance with generally accepted accounting principles accepted in the United States of America and consistent with its previously filed financial information. Accordingly, the Issuer believes the preliminary balance sheet contains substantially equivalent information as the balance sheet that will be contained in the Issuer’s upcoming Form 10-Q filing in mid-August. The Issuer has completed its work in connection with the balance sheet data as of June 30, 2013. The Issuer’s external auditor, Cherry Bekaert LLP, is in the process of performing its June 30, 2013 quarterly review and has completed the analytic procedures on the balance sheet but has not completed its overall quarterly procedures.

Further, Section 2340 of the Financial Reporting Manual provides that if a registrant acquires a property subject to a triple net lease and there is a rental history, the registrant should apply Rule 3-14 of Regulation S-X in situations where there is not a significant asset concentration. The Issuer is of the opinion that such financial information not applicable as neither property has a third-party rental history.

Thank you in advance for your assistance in reviewing this response to the Registration Statement. Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg